| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-53683 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: XT Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

223 High Meadow Road
(No. and Street)

| Southport | CT | 06890 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Julie M. Cochran | 212-909-2680 | jcochran@xtcapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & Associates LLC
(Name – if individual, state last, first, and middle name)

| 11 Broadway, Suite 700 | New York | NY | 10004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 06/06/2006 | 2699 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Julie M. Cochran_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __XT Capital Partners, LLC_____, as of __12/31_____, 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Julie M. Cochran_____

Title: _____

Managing Partner

GERMAN ALEX NAVARRO
Notary Public, State of Connecticut
My Commission Expires Oct. 31, 2029

Notary Public

### This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**XT CAPITAL PARTNERS, LLC**


FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

**XT CAPITAL PARTNERS, LLC**

Table of Contents

December 31, 2024

# YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
XT Capital Partners, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of XT Capital Partners, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*YSL & Associates LLC*

We have served as XT Capital Partners, LLC's auditor since 2018.

New York, NY

March 28, 2025

<p style="text-align:center">XT CAPITAL PARTNERS, LLC<br>STATEMENT OF FINANCIAL CONDITION<br>December 31, 2024</p>

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 151,791 |
| Fees receivable | | 1,437,603 |
| Prepaid expenses and other assets | | 20,292 |
| Operating lease right of use asset | | 7,221 |
| Equipment, net | | 1,865 |
| **Total Assets** | $ | 1,618,772 |

## LIABILITIES AND MEMBERS' EQUITY

### Liabilities

| | | |
|---|---|---:|
| Compensation payable | $ | 1,378,120 |
| Deferred revenue | | 5,000 |
| Accounts payable and accrued expenses | | 33,736 |
| Operating lease liability | | 7,417 |
| **Total Liabilities** | | 1,424,273 |
| **Members' Equity** | | 194,499 |
| Total Liabilities and Members' Equity | $ | 1,618,772 |

<p style="text-align:center">See accompanying notes to statement of financial condition.</p>

**XT CAPITAL PARTNERS, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**(CONFIDENTIAL PURSUANT TO RULE 17a-5)**
**December 31, 2024**

## Note 1 - Nature of Operations

XT Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes specialized investment management strategies for institutional investors.

Effective December 30, 2010, the Company became a member of the Municipal Securities Rulemaking Board.

## Note 2 - Summary of Significant Accounting Policies

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Concentration of Credit Risk*

The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate fair value due to the short-term nature of these investments.

As of December 31, 2024, the Company maintained its cash balance of $151,791 with one financial institution which, at times, exceeded federally insured limits. The Company's cash balance includes a checking account. The Company has not experienced any loss in this account and believes it is not subject to any significant credit risk as of the date of issuance of these financial statements.

## Note 2 - Summary of Significant Accounting Policies (continued)

*Fees Receivable*

Fees receivable are carried at the amounts billed to investment managers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts. Fees receivable were $1,854,180 as of January 1, 2024. Fees receivable were $1,437,603 as of December 31, 2024.

*Allowance for Credit Losses*

The Company applies Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including cash and fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant based on the nature of these financial assets, the credit quality of the counter party, the aging of these assets and the de minimis historical losses on such assets. Management does not believe that an allowance is required as of December 31, 2024.

*Revenue Recognition*

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

4

**Note 2 - Summary of Significant Accounting Policies (continued)**

*Revenue Recognition (continued)*

The Company's principal source of revenue is derived from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The Company believes that its performance obligation is satisfied at the point in time when capital is placed with the hedge funds, private equity and other alternative funds and in certain instances is based on the asset values placed with these funds during the applicable period of time the revenue is earned. The Company records third party marketing revenue at the point in time when the services for the transactions are completed under the terms of each assignment or engagement, the fee is determinable and the collectability is reasonably assured.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at January 1, 2024 and December 31, 2024.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2024, there were no contract liabilities. As of December 31, 2024, $5,000 of contract liabilities were reported on the accompanying statement of financial condition as deferred revenue.

*Significant Judgments*

Revenue from contracts with customers includes fees from third party marketing revenue from raising capital on behalf of hedge funds, private equity, and other alternative funds. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

**Note 2 - Summary of Significant Accounting Policies (continued)**

*Equipment*

Equipment is stated at cost less accumulated depreciation. The Company provides for depreciation on the straight-line method as follows:

| Assets | Estimated Useful Life |
|---|---|
| Computer equipment | 3 Years |

Depreciation expense for the year ended December 31, 2024 was $2,111.

*Income Taxes*

No provision for federal income taxes has been recorded because the Company is a limited liability company. Accordingly, the individual members report their share of the Company's income or loss on their respective personal income tax returns. The Company recorded state taxes of $12,200 for the year ended December 31, 2024.

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for the periods subsequent to 2020. Interest and penalties related to income tax matters and uncertain tax positions are included in other expenses in the statement of operations. There were no material interest or penalties for the year ended December 31, 2024.

*Leases*

The Company recognizes and measures its leases in accordance with ASC 842, *Leases*. The Company is a lessee in one noncancelable operating lease, for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for its lease. The Company's incremental borrowing rate for its lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

## Note 2 - Summary of Significant Accounting Policies (continued)

*Leases (continued)*

The right of use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

## Note 3 – Concentration of Revenue and Fees Receivable

Advisory fees earned from four investment managers accounted for 92% of the Company's total fees in 2024. Fees receivable from one investment manager represented 95% of the fees receivable as of December 31, 2024.

## Note 4 - Leases

The Company leases office space under a noncancelable operating lease in Connecticut which was renewed in March 2023. The Company had the option to renew the office lease through the expiration of the lease in November 2025, but the Company ended the lease in March 2025. This lease also required the Company to pay utilities and other costs associated with the office space.

The operating lease right of use asset and operating lease liability as of December 31, 2024 are as follows:
Operating lease right of use asset $7,221
Operating lease liability $7,417

Supplemental Information:
Weighted average remaining lease term: 0.83 years
Weighted average discount rate: 8.00%

**XT CAPITAL PARTNERS, LLC**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**(CONFIDENTIAL PURSUANT TO RULE 17a-5)**
**December 31, 2024**

## Note 4 – Leases (continued)

If the Company were to renew their current office lease until the lease expires in November 2025, the aggregate future minimum rental payments under the operating lease for the years subsequent to December 31, 2024 are as follows:

| Years ending December 31: | |
|---|---|
| 2025 | $ 7,691 |
| Total minimum lease payments | 7,691 |
| Less: imputed interest | (274) |
| Present value of lease liability | $ 7,417 |

Rent expense for the year ended December 31, 2024 was $8,999 and is included in the occupancy expense line item in the statement of operations.

## Note 5 – Related Party Transactions

Related parties transactions include the payments to the members of the Company and payments made to the Company's retirement plan on behalf of the members of the Company.

The total of the guaranteed payment for the year was $167,092, which is included in "compensation and other" in the statement of operations.

The Company maintains a Qualified Retirement Plan for its participants. Company contributions are made at the discretion of the members and are subject to limitations provided by the Internal Revenue Code. The contribution to the retirement plan for the year ended December 31, 2024 was $0.

During the year, the Company engaged registered representatives to provide marketing support in its private placement activities. Fees to representatives are based on the amount of funds successfully placed. The representatives' total fees were approximately $9,200,000 for the year ended December 31, 2024 and are included in the compensation and other line item in the statement of operations.

## Note 6 - Net Capital Requirement

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2024, the Company's net capital was $112,859 which was $107,859 in excess of its minimum requirement of $5,000 under SEC Rule 15c3-1.

## Note 7 – Compensation Payable

The Company had compensation payable to registered representatives for compensation owed to the registered representatives for which the Company had not received the corresponding fee revenue for the services provided. The registered representatives have agreed that they will not be compensated until the Company has received the fee revenue, and such compensation payable is not included within aggregate indebtedness.

## Note 8 – Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Managing Partner as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 92% of its total revenues from four external investment managers in 2024.

## Note 9 - Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934. The Company does not hold customers cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

**Note 10 – Subsequent Events**

The Company has evaluated its subsequent events through the date that the accompanying financial statements were issued. There were no other subsequent events which would require disclosures in the footnotes to the financial statements.